CITY NATIONAL ROCHDALE FUNDS
400 North Roxbury Drive
Beverly Hills, California 90210

May 5, 2016

Secretary
 Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	City National Rochdale Funds
Post-Effective Amendment No. 79 to Registration Statement on Form N-1A
City National Rochdale Funds - File Nos. 333-16093 and 811-7923

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, City National Rochdale Funds (the “Registrant”) and its undersigned distributor hereby request acceleration of the effective date of the above-captioned Amendment to May 6, 2016, or as soon thereafter as practicable.

Very truly yours,

CITY NATIONAL ROCHDALE FUNDS

By:	/s/Garrett D’Alessandro
Name: Garrett D’Alessandro
Title: President & Chief Executive Officer

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/John Munch
Name: John Munch
Title: Secretary